Filed by Holdco Nuvo Group D.G Ltd.
Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holdco Nuvo Group D.G Ltd.
Commission File No.: 333-274803

Date: March 18, 2024

On March 18, 2024, Nuvo Group Ltd., limited liability company organized under the laws of the State of Israel (“Nuvo”), made available a financial presentation to investors for a series of investor meetings. A copy of the presentation is below. A copy of the presentation is also available on website at www.nuvocares.com/resources/nuvo-investor-presentation-march-2024. The information contained on or accessible through Nuvo’s website is not a part of, and is not incorporated by reference in, this filing pursuant to Rule 425 under the Securities Act of 1933, as amended.

Vreni Loewen and Tatiana Lashina OB Solutions October 2022 R emote Fetal Monitoring Company Overview March 2024

CAUTIONARY STATEMENT This presentation (“ Presentation ”) is provided for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of Nuvo Group Ltd . , a limited liability company organized under the laws of the State of Israel (“ Nuvo ,” the " Company ," " we ," " us " or " ou r") . Nuvo is pursuing a potential business combination (together with related transactions, collectively, the “Transaction”) with Holdco Nuvo Group D . G Ltd . , a limited liability company organized under the laws of the State of Israel (“ Holdco ”) and LAMF Global Ventures Corp . I, a Cayman Islands exempted company (“ LAMF ”) . The information contained herein does not purport to be all inclusive regarding Nuvo, Holdco, LAMF or the business and operations of Holdco following the Transaction (the “ Resulting Company ”) . Any data on past performance contained herein is not an indication as to future performance . Except as required by applicable law, none of Nuvo, Holdco or LAMF assumes am obligation to update the information in this Presentation . Where any opinion or belief is expressed in the Presentation, it is based on certain assumptions and limitations and is an expression of present opinion or belief only, there can be no guarantee as to the accuracy and reliability of such assumptions . The Presentation also contains or references certain market, industry and peer group data, including statements regarding market size, which is based upon good faith estimates of Nuvo’s management team, which in turn are based upon Nuvo’s management’s review of internal surveys, independent industry surveys and publications and other third - party research and publicly available information . Any third - party information has not been independently verified . While Nuvo’s management team may not have verified the third - party information, they believe that it obtained the information from reliable sources and have no reason to believe it is not accurate in all material respects . No warranties or representations can be made as to the origin, validity, accuracy, completeness, currency or reliability of the information . Holdco, Nuvo and LAMF disclaim and exclude all liability (to the maximum extent permitted by law), for losses, claims, damages, demands, costs and expenses of whatever nature arising in any way out of or in connection with the information in the Presentation, its accuracy, completeness or by reason of reliance by any person on any of it . Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice . The communication of this Presentation is restricted by law and it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . The delivery of the Presentation will not imply that the information contained in the Presentation is correct as of any time sub sequent to the date set forth on the cover page of the Presentation or the date at which such information is expressed to be stated, as applicable . All financial information is in U.S. dollars, unless otherwise indicated. Copyright © 2024 Nuvo Group Ltd. All Rights Reserved. Disclaimer 2

FORWARD LOOKING STATEMENTS Certain information set forth in the Presentation contains “forward - looking statements . ” Except for statements of historical fact, certain information contained herein constitutes forward - looking statements which include but are not limited to statements related to activities, events or developments that Nuvo expects or anticipates will or may occur in the future, statements related to Nuvo’s business strategy objectives and goals, market opportunity, and Nuvo’s management’s assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect . Forward - looking statements can often be identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, "seek", "outlook", "target", "future”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions or the negatives thereof . Such statements are based on Nuvo’s management’s belief or interpretation of information currently available . Forward - looking statements are neither historical facts nor assurances of future performance . Forward - looking statements in this business overview include statements regarding : the Transaction ; Nuvo’s commercialization strategy and plans to grow its market share in existing and new markets ; Nuvo’s commercial collaborations, relationships with healthcare payers and strategic partnerships ; Nuvo’s investment in the INVU platform ; Nuvo’s supply chain and manufacturing capabilities ; the research and development in predictive analytics to improve health outcomes ; the future size of the pregnancy care market the United States ; and the Resulting Company’s future financial performance . Forward - looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward - looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material . Many actual events and circumstances are beyond the control of Holdco, LAMF and Nuvo . Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward - looking statements include, but are not limited to the following (i) the risk that the conditions to the closing of the Transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the Transaction or the failure to timely or at all obtain any required regulatory clearances ; (ii) uncertainties as to the timing of the consummation of the Transaction and the ability of each of LAMF , Nuvo and Holdco to consummate the Transaction ; (iii) the possibility that other anticipated benefits of the Transaction will not be realized, and the anticipated tax treatment of the Transaction ; (iv) the occurrence of any event that could give rise to termination of the Transaction ; (v) the risk that shareholder litigation in connection with the Transaction or other settlements or investigations may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability ; (vi) changes in general economic and/or industry specific conditions ; (vii) possible disruptions from the Transaction that could harm Nuvo’s business ; (viii) the ability of Nuvo to retain, attract and hire key personnel ; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the Transaction ; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Nuvo’s financial performance ; (xi) legislative, regulatory and economic developments ; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID - 19 ), as well as government’s and management’s response to any of the aforementioned factors ; (xiii) the inability to obtain or maintain the listing of Holdco’s ordinary shares on Nasdaq or another exchange following the Transaction ; and (xiv) other risk factors as detailed in the registration statement (File No : 333 - 274803 ) on Form F - 4 (the “ Registration Statement ”) filed by Holdco with the Securities and Exchange Commission (the “ SEC ”) in connection with the Transaction and the prospectus/proxy statement contained therein, as well as those risk factors detailed from time to time in LAMF’s reports filed with the SEC, including LAMF’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other documents filed with the SEC . The foregoing list of important factors is not exhaustive . None of Holdco, Nuvo or LAMF can give any assurance that the conditions to the Transaction will be satisfied . Except as required by applicable law, none of Holdco, Nuvo or LAMF undertakes any obligation to revise or update any forward - looking statement, or to make any other forward - looking statements, whether as a result of new information, future events or otherwise . Disclaimer 3

Disclaimer ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed Transaction, LAMF, Nuvo, and Holdco have prepared, and Holdco has filed with the SEC, the Registration Statement, which was declared effective by the SEC on March 1 , 2024 , that includes a document that serves as both a prospectus of Holdco and a proxy statement of LAMF . LAMF has mailed the p roxy statement to its shareholders and has and will file other documents regarding the Transaction with the SEC . The Presentation is not a substitute for the Registration Statement, proxy statement/prospectus or any other documents LAMF or Holdco filed or may file with the SEC in connection with the Transaction . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT , AND ANY OTHER DOCUMENTS FILED BY LAMF OR HOLDCO WITH THE SEC IN CONNECTION WITH THE TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION . Investors and security holders are able to obtain free copies of the Registration Statement and other documents filed with the SEC by LAMF or Holdco through the website maintained by the SEC at www . sec . gov . Participants in the Solicitation LAMF, Nuvo and Holdco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the Transaction . Information about the directors and executive officers of LAMF can be found in LAMF’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 , which was filed with the SEC on February 26 , 2024 . Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statement and other relevant materials when they are filed with the SEC . These documents can be obtained free of charge from the source indicated above . 4

• De - risked platform - 2 FDA 510 (k) clearances 1 and CE mark pending • Commercial launch in March 2023 - now onboarding customers, monitoring patients and generating early revenue • Proven reimbursement – public and private payers • Philips Master Partnership Agreement signed Aug 2023 • Continued future innovation development - NIH Grants and International clinical partners • Nuvo Believes High Patient Satisfaction and engagement Nuvo Highlights 1. INVU is cleared by the FDA for fetal heart rate, maternal heart rate and uterine activity (contractions). “I’m confident there is a direct connection between my being hospitalized on a hybrid basis, performing all the necessary pregnancy monitoring tests remotely through your monitoring belt, and the fact that my test results improved.” – Nuvo patient from Sheba in Israel 5

INVU by Nuvo Case Study Rural OB practice in Texas Three primary challenges : 6 Maintaining Standard of Care T wice weekly NST’s was extremely difficult or impossible for most patients. High no - show rates and/or patients late to appointments, backing up schedule. Clinical Staff Workload Significant portion of weekly nurse and other staff time spent on NST’s Patient Satisfaction Patients challenged with extensive travel time, additional PTO taken, and childcare coordination just to attend medically necessary monitoring sessions.

Pregnancy Care is Broken Innovation in pregnancy care has lagged behind other healthcare practice areas M assive health equity issues in outcomes, access, and costs Contributing to 7 Innovation has lagged Massive health equity issues

Key drivers creating tailwinds for Nuvo’s business model *Maternity care deserts are counties where there are no hospitals providing obstetric care, no birth centers, no OB/GYN and no certified nurse midwives. Notes : 1) AJOG 2015, 2) March of Dimes 2022 , 3) AJMC 2019 4) CDC 2021 Vital Statistics Rapid Release, 5) NIH/AMIA data, 6) AJOG 2015, 7) JAMA 2020, 8) Journal of Pediatrics 2018, 9) Mathematica 2019, 10) AJOG 2017, 11) AJOG 2015, CDC 2021 Vital Statistics Rapid Release, and ACOG fetal surveillance guidelines As many as 62% of pregnancies treated as high - risk¹: Chronic diseases and pregnancies later in life Healthcare consumerism increasing patient expectations for care Maternity care deserts* growing; ~36% of US counties lack OB care 2 OB shortage expected to be 22,000 by 2050 3 Value creation with data & AI 3.66M Annual U.S. Pregnancies 4 62% Identified high - risk⁶ $100B+ Total US spend in pregnancy care 5 $58B+ annual US spend⁷ High - Risk Market $24B NICU Admissions⁸ $14B Matern al Mood and Anxiety Disorders ⁹ $2.4B Spontaneous OB - ED¹⁰ $1.5 - $3.2B Scheduled Outpatient NST¹¹ Examples of Maternity Cost Centers 8

A paradigm shift advancing pregnancy care Antiquated technology in resource intensive clinical settings . Nuvo enables data - driven, actionable insights, anywhere , by everyone. Legacy Care Next Gen Care 9

Today: scalable pregnancy care for clinicians & expectant mothers Unique Data Capture Signal Processing & Analysis Digital Tools & Services Collect Prescribe Compute Visualize Clinician - driven, prescription initiated Advancing the standard of care today and setting the foundation for tomorrow’s innovation * INVU is cleared by the FDA for fetal heart rate, maternal heart rate, and uterine activity (contractions) * 10

Fetal Non-Stress Tests Create Opportunities Across the Healthcare Ecosystem

Expectant Mothers



- ✓ Convenience & Quality of Life
- ✓ Care Empowerment and reduced barriers of access to care
- ✓ Reduced PTO, travel time & expense, etc

- 14 half-days PTO[2]
- 32 hours of travel time[2]
- $300 travel expense[2]

Payers

- ✓ OB-ED avoidance
- ✓ Reduced total cost of care
- ✓ Competitive differentiation on social determinants of health & pregnancy outcomes

- US OB-ED avoidance alone = ~$2.4B system cost savings[3]



Fetal NST:

- Medically necessary protocol to monitor fetal health
- Guidelines call for twice weekly appointments for last 8 weeks of pregnancy[1]
- Creates care equity challenges

Clinicians



- ✓ Improved staff efficiency
- ✓ Increased revenue potential
- ✓ Competitive differentiation

- ~$21K in nurse time/year[4]
- Incremental annual rev potential/exam room = ~$475K[5]

Employers

- ✓ Employee satisfaction & productivity
- ✓ Attracting & retaining talent
- ✓ Reducing total cost of care

- 15-20% ↑ productivity pregnant employee[2]
- System cost savings



1) ACOG fetal surveillance guidelines, 2) Nuvo estimates and ACOG fetal surveillance guidelines, 3) CDC 2021 Vital Statistics Rapid Release, UHG 2019 report and AJOG 2017, 4) Nuvo estimates and Zippia nurse salary report, 5) Nuvo estimates and MDSave OBGYN average patient visit.

nuvo | 11

Pre - eclampsia Maternal Mood Disorder Preterm Birth Diabetes Nuvo Data Cloud Maternal & Fetal ECG Maternal & Fetal PCG Standard of care today and pioneering new Care Pathways tomorrow Maternal & Fetal Heart Rate Maternal Uterine Activity (MUA) Transformational Care: AI and Predictive Analytics Advancing the Standard of Care: Remote NST’s * 12 * INVU is cleared by the FDA for fetal heart rate, maternal heart rate, and uterine activity (contractions)

Value Creation Driven by Innovation & Distribution Standard of Care : Remote Fetal Surveillance Upside via Innovation $ Current Offering $$$ $$ Clinical Decision Support Systems Transformational Care : Screening & Predictive Analytics Market Access Partners Anticipated International Markets Upside via Distribution & Expanded Business Models New Market Solutions • Payer specific offering • Employer - specific offering • Direct to consumer offering Next regions … Current Prospective • Education/Engagement • Telemedicine Care Delivery • More! Complete Offering 13

Reimbursement & Public Policy Accelerators In Remote Pregnancy Monitoring Public policy is funding improvements that address care equity Existing codes being utilized to reimburse remote NST’s by both public and private payers Remote NSTs reimbursed & endorsed Important Notice Regarding At - Home Fetal Non - Stress Tests “In the interest of expanding access to care and improving member outcomes , we are writing today to confirm that CPT Code 59025 is reimbursable…” GA initiative, lobbied by Philips, kickstarts new maternity care initiatives including remote NSTs 14

Only in - clinic, with medical assistance Access to Care At home & in - clinic Data Insights High - resolution, rich data sets We believe Nuvo is the only company that increases access to care and generates deeper data insights Archaic modalities 15

Patent Stats by Family ▪ Issued utility patents: ─ 14 U.S. / 36 Outside U.S. ▪ Pending utility patent applications: ─ 9 U.S. / 16 Outside U.S. ▪ Allowed utility patent applications: - 1 U.S. / 2 Outside U.S. ▪ Issued design patents: ─ 3 U.S. / 7 Outside U.S. One PCT patent application Nuvo’s IP Acts as a Competitive Barrier to Entry at Every Level of the Platform: Hardware, Cloud, and Data Key Portfolio Coverage Areas ▪ Belt Design ▪ Sensors ▪ Big Data ▪ FHR Detection ▪ MUA Detection 16

Laurence Klein Founding Investor / Private Equity Fund Owner/Manager Board of Directors Christina Spade Former CEO of AMC Gerald Ostrov Board Chairman Former Chairman & CEO of Bausch + Lomb, Former Group Chairman J&J Nuvo Public Company Leadership Douglas Blankenship Chief Financial Officer Rice Powell CEO and Board Member Former CEO, Chairman, Fresenius Medical Care 17 Adriana Machado Former CEO of GE Brazil Executive Officers Strategic Advisory Council Chair Deb Henretta Independent Board Director Former President P&G Amit Reches, PhD Chief Technology Officer

Large & growing market in need of innovation We believe Nuvo is one of the leading disruptors of status quo with 2 FDA 510(k) clearances 1 Go - to - market de - risked with commercial partnerships & reimbursed by certain existing codes Notes : 1) I NVU is cleared by the FDA for fetal heart rate, maternal heart rate, and uterine activity (contractions) Investment Summary 18

The future of pregnancy care is in our hands. Join the movement at nuvocares.com 2 4